UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETOFILED PURSUANT TO
                                  RULE 13d-2(a)

                                 AMPLIDYNE, INC.
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                                (Name of Issuer)

                      Series C Convertible Preferred Stock
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                         (Title of Class of Securities)

                                    032103103
                                 (CUSIP Number)

                                Ramesh S. Akella
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                          c/o Phoenix Capital Holdings
                           711 Fifth Avenue, Suite 401
                            New York, New York 10022
                                 (212) 981-3240
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 28, 2004
                   -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

CUSIP NO. 032103103               SCHEDULE 13D                 Page 2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Phoenix Opportunity Fund II, L.P.
      Phoenix Capital Holdings, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Phoenix Opportunity Fund II, L.P.P -- Delaware
      Phoenix Capital Holdings, LLC -- Delaware
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                  7     SOLE VOTING POWER

                        54,325
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               54,325
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      54,325
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100%
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14    TYPE OF REPORTING PERSON*

      Phoenix Opportunity Fund II, L.P. -- PN
      Phoenix Capital Holdings, LLC -- HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      Series C Convertible Preferred Stock

      Amplidyne, Inc.
      59 LaGrange Street
      Raritan, New Jersey 08869

Item 2. Identity and Background

      (a) Phoenix Opportunity Fund II, L.P., organized under the laws of the State of Delaware. Phoenix Capital Holdings, LLC, organized under the laws of the State of Delaware.

      (b) Phoenix Opportunity Fund II, L.P. 711 Fifth Avenue, Suite 401 New York, New York 10022

      (d) Not applicable.

      (e) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

      On January 28, 2004, Amplidyne, Inc. (the "Company") entered into a Subscription Agreement (the "Agreement") with Phoenix Opportunity Fund II, L.P. ("Phoenix"), pursuant to which Phoenix agreed to make an aggregate investment of $100,000 in the Company in exchange for 282,700 shares of Series C Convertible Preferred Stock, representing approximately 80% of the outstanding stock of the Company on a fully diluted basis. The investment came from the capital holdings of Phoenix. Phoenix has currently acquired 54,325 shares of Series C Convertible Preferred Stock, together with a proxy of Devendar Bains representing an additional 2,272,985 shares of Common Stock, giving Phoenix voting power of approximately 53% of the Company's Common Stock, pending completion of the full investment.

Item 4. Purpose of Transaction

      (a) The Company will need to amend its certificate of incorporation or effect a reverse stock split in order to have sufficient authorized shares to complete the equity financing. Phoenix has therefore made an initial investment of $20,000 in exchange for 54,325 shares of Series C Convertible Preferred Stock, with the remaining portion of the equity investment to be completed after the capitalization. Upon full investment, Phoenix will own 282,700 shares of Series C Convertible Preferred Stock, giving Phoenix voting control of 80% of the Company's equity stock.

      (b) Not applicable.

      (c) Not applicable.

      (d) On January 28, 2004, the Company entered into the Agreement with Phoenix, pursuant to which Phoenix agreed to make an aggregate investment of $100,000 in the Company in exchange for 282,700 shares of Series C Convertible Preferred Stock, representing approximately 80% of the outstanding stock of the Company on a fully diluted basis. The Certificate of Designation of the Series C Convertible Preferred Stock of the Company provides that so long as any of the shares of Series C Preferred Stock are outstanding, the holders of Series C Preferred Stock shall have the special and exclusive right to elect three of the five directors of the Company. The special and exclusive right of the holders of Series C Preferred Stock may be exercised either at a special meeting of the holders of Series C Preferred Stock or at an annual meeting of the stockholders of the Company, or by written consent of such holders in lieu of a meeting. The Agreement further provides that the Company shall use its best efforts to effectuate the terms of Section 6(b) of the Agreement. Pursuant to the terms of the Agreement, Phoenix has designated three directors for election to the Board of Directors of the Company.

      (e) Pursuant to the terms of the Agreement, Phoenix has agreed to make an aggregate investment of $100,000 in the Company in exchange for 282,700 shares of Series C Convertible Preferred Stock of the Company.

      (d) Not applicable.

      (e) Not applicable.

      (f) Not applicable.

      (g) The Certificate of Designation of the Series C Convertible Preferred Stock of the Company provides that so long as any of the shares of Series C Preferred Stock are outstanding, the holders of Series C Preferred Stock shall have the special and exclusive right to elect three of the five directors of the Company. The special and exclusive right of the holders of Series C Preferred Stock may be exercised either at a special meeting of the holders of Series C Preferred Stock or at an annual meeting of the stockholders of the Company, or by written consent of such holders in lieu of a meeting. The Agreement further provides that the Company shall use its best efforts to effectuate the terms of
Section 6(b) of the Agreement. Pursuant to the terms of the Agreement, Phoenix has designated three directors for election to the Board of Directors of the Company.

      (h) Not applicable.

      (i) Not applicable.

      (j) Not applicable.

Item 5. Interest in Securities of the Issuer

      (a) On January 28, 2004, Phoenix acquired 54,325 shares of Series C Convertible Preferred Stock of the Company, representing 100% of the shares of Series C Convertible Preferred Stock currently issued and outstanding. Pursuant to the terms of the Agreement, upon full completion of the investment, Phoenix will have acquired 282,700 shares of Series C Convertible Preferred Stock of the Company, representing 100% of the shares of Series C Convertible Preferred Stock currently issued and outstanding.

      (b) Phoenix has the sole power to vote and to dispose of, or to direct the voting and disposition of, all 54,325 shares of the Company's Series C Convertible Preferred Stock that Phoenix beneficially owns. Upon full completion of the investment, Phoenix will have the sole power to vote and to dispose of, or to direct the voting and disposition of, all 282,700 shares of the Company's Series C Convertible Preferred Stock that Phoenix beneficially owns. Phoenix also entered into a stock restriction agreement with Devender Bains, pursuant to which Mr. Bains issued an irrevocable proxy to Phoenix until the recapitalization is completed, which, together with the shares received in connection with the initial investment, gives Phoenix effective control over 53% of the Company's voting stock.

      (c) On January 28, 2004, the Company entered into the Agreement with Phoenix, pursuant to which Phoenix agreed to make an aggregate investment of $100,000 in the Company in exchange for 282,700 shares of Series C Convertible Preferred Stock, representing approximately 80% of the outstanding stock of the Company on a fully diluted basis. As the Company will need to amend its certificate of incorporation or effect a reverse stock split in order to have sufficient authorized shares to complete the equity financing, Phoenix has made an initial investment of $20,000 in exchange for 54,325 shares of Series C Convertible Preferred Stock of the Company, with the remaining portion of the equity investment to be completed after the recapitalization to be approved by the shareholders of the Company.

      (d) By virtue of its management of Phoenix, Phoenix Capital Holdings, LLC ("Phoenix Capital Holdings") may be deemed to have beneficial ownership over in excess of 50% of the voting stock of the Company. For purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended, Phoenix Capital Holdings hereby disclaims such beneficial ownership.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      On January 28, 2004, the Company closed a $0.1 million financing from Phoenix and Phoenix Opportunity Fund III, L.P. ("Phoenix III"), which are managed by Phoenix Capital Holdings. Pursuant to the terms of the subscription agreement between the Company and Phoenix, Phoenix agreed to make an aggregate investment of $100,000 in the Company in exchange for 282,700 shares of Series C Convertible Preferred Stock, representing approximately 80% of the outstanding stock of the Company on a fully diluted basis. As the Company will need to amend its certificate of incorporation or effect a reverse stock split in order to have sufficient authorized shares to complete the equity financing, Phoenix has made an initial investment of $20,000 in exchange for 54,325 shares of Series C Convertible Preferred Stock of the Company, with the remaining portion of the equity investment to be completed after the recapitalization.

      Phoenix also entered into a stock restriction agreement with Devender Bains, pursuant to which Mr. Bains issued an irrevocable proxy to Phoenix until the recapitalization is completed, which, together with the shares received in connection with the initial investment, gives Phoenix effective control over 53% of the Company's voting stock.

      In connection with the investment, Phoenix III has agreed to loan to the Company up to $0.4 million. The loan is secured by substantially all of the assets of the Company. The Company has drawn down approximately $80,000 of the loan immediately, $30,000 of which is immediately available to the Company and $50,000 of which has been placed into an escrow fund to be made available at such time as the Company completes its recapitalization. Generally, the remaining portion of the commitment is reserved for specific, enumerated purposes, and Phoenix III retains substantial discretion over the availability of the funds.

Item 7. Material to be Filed as Exhibits

Exhibit
Number      Description
-------     -----------

7.1 Subscription Agreement dated January 28, 2004 (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Amplidyne, Inc. on January 29, 2004)

7.2 Stock Restriction Agreement dated January 28, 2004 (incorporated by reference from Exhibit 2.2 to the Current Report on Form 8-K filed by Amplidyne, Inc. on January 29, 2004)

7.3 Certificate of Designation of Series C Convertible Preferred Stock of Amplidyne, Inc. (incorporated by reference from Exhibit 2.3 to the Current Report on Form 8-K filed by Amplidyne, Inc. on January 29, 2004)

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004

                                        PHOENIX OPPORTUNITY FUND II, L.P.


                                        By: /s/ Ramesh S. Akella
                                           -------------------------------------
                                           Name:  Ramesh S. Akella
                                           Title: Managing Partner


                                        PHOENIX CAPITAL HOLDINGS, LLC


                                        By: /s/ Ramesh S. Akella
                                           -------------------------------------
                                           Name:  Ramesh S. Akella
                                           Title: Managing Partner